May 24, 2022

Securities & Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, DC  20549

Re:   SHP ETF Trust, File Nos. 333-253997 and 811-23645

Dear Sir/Madam:

On behalf of SHP ETF Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 4 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933 (the “Securities Act”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act. The main purpose of this filing is to add new series of the Trust: NEOS Enhanced Income Cash Alternative ETF, NEOS Enhanced Income Aggregate Bond ETF, and NEOS S&P 500® High Income ETF.

If you have any questions, please contact the undersigned at (202) 973 2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	Garrett Paolella
Josef Valdman